Exhibit 99.8

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Ayr Wellness Inc. (“Annual Report on Form 40-F”) of our report dated March 13, 2024 relating to the consolidated financial statements of Ayr Wellness Inc., as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report is included in Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.  We also consent to the reference to our Firm under the heading “Interests of Experts” which is included in Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement of Ayr Wellness Inc. on Form S-8 (File No. 333-255749) of our report dated March 13, 2024, with respect to our audits of the consolidated financial statements of Ayr Wellness Inc., as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report is included in Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 13, 2024